CONTINENTAL ALLOY WHEEL CORPORATION
PO BOX 717
CULPEPER, VA 22701

September 23, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:

Re:          Continental Alloy Wheel Corporation
Registration Statement on Form S-1
Filed March 24, 2011
File Number: 333-173038

Dear Sirs,

In response to your letter dated April 20, 2011, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

Prospectus

1.
We note that you are conducting an offering under Rule 419 of the Securities Act of 1933.  It is unclear whether the escrow account meets the requirements of Rule 419, including the various procedural safeguards of Rule 419(b)(1).  Please provide your analysis as to how the trust or escrow account into which you intend to deposit offering proceeds meets the applicable statutory requirements.

The account is an escrow account held by Befumo & Schaeffer, PLLC, which is maintained at Wells Fargo Bank, an FDIC insured depository institution.

Fee Table

2.
Please revise footnote (2) to indicate, if true, that you have relied upon Rule 457(o) for purposes of calculating the registration fee.  Please also confirm your understanding that if the maximum aggregate offering price increases prior to the effective date of the registration statement, you must file a pre-effective amendment to increase the maximum dollar value being registered and pay an additional filing fee.

We have revised this section accordingly.

Prospectus Cover

3.
Please revise throughout the prospectus to clarify the terms of this transaction.  In this regard, we refer to your statements that the company is conducting this offering on a best efforts basis.  However, your disclosure on page 9 and elsewhere in the prospectus indicates that the minimum amount of this offering is $15,000, which is equivalent to the maximum amount currently presented in your fee table.  Revise and clarify accordingly.

The prospectus has been revised to clarify the terms of this transaction.

4.	Please limit the outside cover page of your prospectus to one page. See Item 501(b) of Regulation S-K.

The outside cover page of the prospectus has been limited to one page.

5.
Please revise throughout the prospectus to clarify the duration of this offering.  We note in this regard that you state that the offering must close within 180 days, but that you may elect to extend the offering period an additional 180 days; we also note that you state that the “[o]ffering may terminate on the date when the sale of all 1,500,000 newly issues shares is completed.”  Please also clarify the circumstances under which you would extend the initial offering period and how investors will be notified.

The prospectus has been modified to clarify the duration of the offering.

6.
We note your disclosure on page 19 that “purchases by…control persons may make it possible for the Offering to meet the escrow amount” and your disclosure on page 21 that Andrew Befumo, your sole officer, director and shareholder, may purchase any amount of securities in this offering.  In an appropriate section of your prospectus, please clarify whether Mr. Befumo plans to purchase shares in order to achieve the minimum amount of $15,000 that appears to be required for this transaction to be completed and tell us how such purchases will comply with Regulation M.

The Company has clarified that Andrew Befumo will not purchase any securities in this Offering.

7.
In an appropriate section of your prospectus, please clarify what “certain prescribed criteria” must be met in order for you to complete an acquisition.  Also reconcile this disclosure with the first risk factor on page 14, which indicates that you have “no standards for [a] business combination.”

The company has removed the language pertaining to certain prescribed criteria and reconciled the disclosure with the risk factor as requested.

8.
Please reconcile your disclosure here and throughout your prospectus that purchasers in this offering will not receive interest on their funds held in the escrow account with your disclosure on page 4, which states that investors are entitled to return of their funds, plus interest.

The company has reconciled its disclosure accordingly.

9.
Here and elsewhere in your prospectus, please remove references to becoming “listed” on the OTC Bulletin Board, which is not an issuer listing service.  Please also revise your disclosure to indicate that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.  We note in this regard your disclosure in the penultimate paragraph on page 20 and your disclosure in the third paragraph on page 25.

The company has removed references to becoming “listed” on the OTC Bulletin Board.  The company has also revised its disclosure to indicate that to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock.

Escrow Funds To Be Used for Salaries or Reimbursable Expenses, page 6

10.	Please revise the first two sentences of this section to whom and for what reimbursement may be permitted. In addition, please reconcile the third sentence of the same paragraph with Rule 419(b)(2).

This section has been revised accordingly.

The Company, page 8

11.	Please file as an exhibit the lock-up agreement referenced at the bottom of page 8.

The lock-up agreement has been filed as an exhibit.

The Offering, page 9

12.	Please clarify how Mr. Befumo will determine whether an acquisition is in “the best interests of the shareholders.”

This sentence has been removed.

13.
Refer to the second sentence in the third paragraph regarding the delivery of stock certificates.  Your disclosure might be read to suggest that you will not deposit the shares into escrow, but will instead issue securities directly to the purchaser within 90 days after the close of the offering.  Please clarify and, as appropriate, reconcile this disclosure with the requirements of Rule 419(b)(3) and (e)(3).

The disclosure has been revised accordingly.

Risk Factors, page 11

14.
Please expand an existing risk factor or include a new risk factor to highlight and quantify the total percentage of voting control that is held by your sole officer and director.  Describe the limitations that shareholders will face as a result of such ownership.

A new risk factor has been added.

15.	Please add risk factor disclosure that addresses the minimum level of capital that must be raised in order for you to continue operating through 2011, in light of your current cash position.

A new risk factor has been added.

16.	Please add a risk factor to describe the potential dilutive and anti-takeover effects that exist in view of the large amount of authorized but unissued common stock.

The risk factor has been added.

Potential conflicts of interest may result in loss of business, page 11

17.	Please expand your disclosure to clarify in what “other employment opportunities” Mr. Befumo currently is involved and the types of conflicts that he faces as a result of such involvement.

The disclosure has been expanded accordingly.

Reporting requirements may delay or preclude acquisition, page 14

18.
Please clarify whether and when you plan to register a class of your securities under the Exchange Act.  If you do not intend to register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act; also explain the effect of the inapplicability of the proxy rules and section 16 of the Exchange Act.

The Company has clarified this risk factor.

Use of Proceeds, page 19

19.	Please expand your disclosure to describe the nature of the business that you seek to acquire and to clarify the status of such acquisition. See Instruction 6 to Regulation S-K Item 504.

The disclosure has been expanded accordingly.

Plan of Distribution, page 20

20.
Please clarify how your statement that subscription agreements “will be executed without reconfirmation” is reconcilable with your disclosure elsewhere in your prospectus regarding mandatory reconfirmations pursuant to Rule 419.

The disclosure has been amended to conform with Rule 419.

Description of Business, page 25

21.	Please revise to clarify the type of “selected mergers and acquisitions” that your company will seek.

This section has been revised accordingly.

Description of Property, page 26

22.
Please expand your disclosure to state how your corporate office is held. See Regulation S-K Item 102.  Please also clarify whether your corporate office is shared with or has the same address as any other businesses.

This disclosure has been expanded.

Management’s Discussion and Analysis of Financial Condition….page 28

Plan of Operation, page 28

23.	Please clarify what you mean by a “significant business activity.”

The disclosure has been amended accordingly.

24.
You disclose that you would attempt to provide audited financial statements for any target entity within 75 days of consummating a merger transaction.  On page 30 of the filing, you further disclose that you may enter into a transaction with a private entity, where the private entity obtains control of your company.  In that scenario, audited financial statements of the private company would be required to be filed on Form 8-K within four business days of consummation of the merger and the 75 day period would not be applicable.  Please appropriately revise to appropriately clarify your disclosure regarding the applicable financial statement requirements for any merger candidate.

The disclosure has been amended accordingly.

25.
In addition, please provide an analysis reconciling your revised disclosure related to the provision of financial statements with your obligations under Rule 419 with respect to a reconfirmation offering.  In this regard, please also explain the circumstances under which a transaction would be voidable after closing as discussed in the second full paragraph on page 32.

The disclosure has been amended accordingly.

General Business Plan, page 29

26.
In light of your statement that your officer and director is unaware of data that “would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity,” please disclose the basis for your belief that you “will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company at substantially less cost than is required to conduct an initial public offering.”  Clarify why a private operating company would benefit by completing a business combination with you rather than by filing its own registration statement, given the information that will be required in a Form 8-K at the time of the business combination.  Please also provide in greater detail the basis for management’s belief that “there are numerous firms seeking the perceived benefits of a publicly registered corporation.”

The disclosure has been amended accordingly.

27.
Please clarify the basis for your belief that business opportunities may be brought to your officer and director by “[y]our shareholders,” given that your officer and director currently is your sole shareholder.

The disclosure has been clarified accordingly.

Acquisition of Opportunities, page 31

28.	Please provide the basis for your statement that you “are subject to all of the reporting requirements included in the 34 Act,” given that this registration statement is not effective.

The disclosure has been amended accordingly.

29.
We note your disclosure that your “sole officer and director will have absolute control over all matters requiring stockholder approval.”  Please clarify whether you intend to attempt to structure your business combination so it does not require shareholder approval and whether the need for shareholder approval will be a factor in your evaluation of business opportunities.

The disclosure has been amended accordingly.

Liquidity and Capital Resources, page 33

30.
We note from your disclosure on page 50 that the expenses associated with this offering aggregate to $5,000.  Please disclose the source of funds to be used for these expenses.  Please also expand your existing disclosure by providing the basis for the anticipated funding necessary for development of your business operations, which you estimate at $250 a month, and balance that disclosure with your current cash on hand.

The disclosure has been amended accordingly.

Background of Directors, Executive Officers, Promoters and Control Persons…, page 34

31.
In accordance with Item 401(e) of Regulation S-K, please describe in greater detail Mr. Befumo’s business experience in the last five years, including time periods of employment at each entity listed.  Please also describe the nature of the businesses of Xcelplus International and Belmont Partners, LLC.

We have expanded the disclosure regarding time periods of employment for Andrew Befumo and the nature of the businesses of Xcelplus International and Belmont Partners, LLC.

Financial Statements, page 38

32.	Please update the financial statement when required by Rule 8-08 of Regulation S-X.

We have updated our financial statements as required by Rule 8-08 of Regulation S-X.

Statement of Stockholders’ Equity, page 43

33.
Please revise to clarify that the stock was issued in exchange for a subscription receivable, and that no cash was received on December 28, 2010 when the shares were issued.  In a footnote to the table, disclose that the receivable was paid in cash on January 11, 2011 and cite the further disclosures in Notes 3 and 6.

We have revised the Statement of Stockholders’ Equity as requested.

Signatures

34.	Please revise to indicate who is signing in the capacity of principal accounting officer.

The signatures section has been revised accordingly.

Exhibit 5.1

35.
We refer to subparagraph 2 of the legality opinion provided by counsel.  Please note that this opinion does not meet the requirements established in Item 601(b)(5)(i) of Regulation S-K.  Please arrange for counsel to opine that the shares are duly authorized and that the shares will, when sold, be legally issued, fully paid and non-assessable.

The legal opinion has been revised accordingly.

Exhibit 23

36.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

We have included a currently dated and signed consent from our independent auditors with amendment number one to the registration statement.

Exhibit 99.1(b)

37.
We note that section 4(a) of the subscription agreement may suggest to investors that they have surrendered certain rights under federal securities laws.  Please provide your analysis as to why you believe this representation, and any similar representations required of investors, is appropriate.

The subscription agreement has been amended so as not to suggest to investors that they have surrendered any rights under federal securities laws.

Yours truly,

/s/ Andrew J. Befumo

Andrew J. Befumo, Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer, President & Director